Industrea Acquisition Corp.

July 21, 2017

VIA EDGAR

Mara L. Ransom

Assistant Director

AD Office 2 – Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Industrea Acquisition Corp.

Registration Statement on Form S-1

File No. 333-219053 (the “Registration Statement”)

Dear Ms. Ransom:

Industrea Acquisition Corp. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated pursuant to Rule 461 of the Securities Act of 1933, as amended, so as to permit it to become effective at 4:00 p.m. New York City time on July 25, 2017, or as soon thereafter as possible. Please call Joel Rubinstein, Esq. at (212) 294-5336 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Sincerely,

INDUSTREA ACQUISITION CORP.

By:	/s/ Tariq Osman
Name: Tariq Osman Title: Executive Vice President